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                                      Filed by Sybase, Inc.
                                      Pursuant to Rule 425 under
                                      the Securities Act of 1933
                                      Subject Company: New Era of Networks, Inc.
                                      Commission File No. 000-22043



                        SYBASE, INC. SPECIAL ANNOUNCEMENT

        During the Special Announcement archived on www.streetfusion.com and made by Sybase, Inc. on April 3, 2001, there were two questions asked related to the merger of Sybase with New Era of Networks, Inc. These two questions are transcribed below.

OPERATOR:

        Our first question this evening will come from Peter Goldmacher, Merrill Lynch.

[A question asked unrelated to Sybase's acquisition of New Era of Networks, Inc.]

MR. GOLDMACHER:

         Ok. And then one last question. Can you give us an update on the integration work with NEON?

MR. CHEN:

        Integration work continues pretty aggressively. We actually have a financial model set up. We actually have a [inaudible] market strategy model set up across the world. The sales folks are in the process of integrating. The technology group is in the process of integrating and in fact, we're building the e-business platform management team also at the same time. So I'm sure that the integration is way ahead of it. The back office is integrating. We already know, in fact, these people that got affected is also being informed. So I think things are way ahead of schedule.

MR. GOLDMACHER:

         Ok. Great. Thanks guys.

MR. VAN DER VORST:

        Thank you.

[Series of questions asked unrelated to Sybase's acquisition of New Era of Networks, Inc.]


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OPERATOR:

        And our next question will come from Young Park, GuardHill Capital.

MR. CHEN:

        Hi.

MS. PARK:

        Yes, hi. I just had one question left. Just wanted to know how familiar New Era is with the softness in your quarter and how this would impact the merger in any way.

MR. CHEN:

        Yeah. Well first of all, I have kept them reasonably informed. They're not surprised by what we're saying in the press release that we put out today. The management over at New Era is totally committed to completing the transaction as of a day ago, since I talked to them. And I believe that there is a lot of synergistic value to do so, strategic value to do so. It is my belief that it will complete on April 11, or at least the tender on April 11 -- we will have the majority. Of course, you know, it is out of my control. I can only tell you the best view I have. I do not believe that this will sidetrack that deal.

MS. PARK:

        Ok.  Thank you.


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FORWARD LOOKING STATEMENT: The information provided herein contains forward-looking statements regarding Sybase's proposed acquisition of NEON that involve risks and uncertainties, including statements regarding the effect of this transaction on Sybase's earnings and its business, Sybase's expectations regarding the success of NEON's products in Sybase's product lines, Sybase's expectations with respect to business partners, Sybase's expectations regarding the growth of the e-business market generally and its expectations with respect to the timing of the transaction. Actual results may not be realized, or may vary materially from results that may be discussed in these forward-looking statements. Factors that may affect actual results include the risks inherent in completing the acquisition of NEON on a timely basis, if at all, the successful integration of NEON into Sybase's business, the timely development and market acceptance of the products and services of the combined companies, Sybase's ability to remain competitive in a highly competitive and rapidly changing marketplace, and the other risks detailed from time to time in each company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, Sybase's report on Form 10-K for the fiscal year ended December 31, 2000.

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        ADDITIONAL INFORMATION: We urge investors and security holders to read the following documents, when they become available, because they will contain important information about Sybase, NEON, the proposed acquisition and related matters:

- Sybase's preliminary prospectus, prospectus supplements, final prospectus, and tender offer materials.

- Sybase's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

- NEON's Solicitation/Recommendation Statement on Schedule 14D-9.

        These documents and amendments to these documents will be filed with the U.S. Securities and Exchange Commission. In addition to these documents, Sybase and NEON file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Sybase and NEON at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Sybase's and NEON's filings with the SEC are also available to the public from commercial document-retrieval services and the Web site maintained by the SEC at http://www.sec.gov.

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